UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of December 2015 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section and on the authorized central storage platform eMarket Storage at www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
December 1, 2015	MTA	Purchase	6,650	Euro	63.51	12
December 1, 2015	MTA	Sale	5,700	Euro	63.61	10
December 2, 2015	MTA	Purchase	6,650	Euro	64.04	20
December 2, 2015	MTA	Sale	12,350	Euro	64.10	42
December 3, 2015	MTA	Purchase	75,900	Euro	62.94	166
December 3, 2015	MTA	Sale	5,700	Euro	64.80	9
December 4, 2015	MTA	Purchase	9,750	Euro	61.53	32
December 4, 2015	MTA	Sale	5,650	Euro	62.14	21
December 7, 2015	MTA	Sale	3,000	Euro	63.05	4
December 8, 2015	MTA	Purchase	16,750	Euro	61.90	39
December 9, 2015	MTA	Purchase	9,382	Euro	61.01	15
December 9, 2015	MTA	Sale	218	Euro	61.40	3
December 10, 2015	MTA	Purchase	13,559	Euro	60.57	41
December 10, 2015	MTA	Sale	25,432	Euro	61.12	64
December 11, 2015	MTA	Purchase	37,950	Euro	59.90	81
December 14, 2015	MTA	Purchase	32,578	Euro	58.87	73
December 14, 2015	MTA	Sale	13,310	Euro	60.23	29
December 15, 2015	MTA	Sale	42,437	Euro	59.63	137
December 16, 2015	MTA	Purchase	18,050	Euro	59.85	43
December 16, 2015	MTA	Sale	6,963	Euro	60.49	13
December 17, 2015	MTA	Sale	16,635	Euro	60.92	54
December 18, 2015	MTA	Purchase	37,050	Euro	59.18	63
December 18, 2015	MTA	Sale	296	Euro	60.20	1
December 21, 2015	MTA	Purchase	25,650	Euro	58.36	46
December 21, 2015	MTA	Sale	8,707	Euro	59.43	17
December 22, 2015	MTA	Purchase	11,400	Euro	57.59	50
December 22, 2015	MTA	Sale	29,581	Euro	58.40	68
December 23, 2015	MTA	Sale	32,546	Euro	59.75	79
December 28, 2015	MTA	Purchase	5,350	Euro	59.94	17
December 28, 2015	MTA	Sale	4,474	Euro	60.23	19
December 29, 2015	MTA	Sale	10,420	Euro	60.72	92
December 30, 2015	MTA	Purchase	5,673	Euro	60.52	18
December 30, 2015	MTA	Sale	5,700	Euro	61.28	13

December 2015 Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	312,342	716

Sales	229,119	675

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: January 8, 2016		MICHAEL A. BOXER
Group General Counsel